UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value US$0.01 per share
(Title of Class of Securities)

03168L105
(CUSIP Number)

May 4, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	03168L105

1	Names of Reporting Persons
Ambient Impact (HK) Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
16,438,356 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
16,438,356 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
16,438,356 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
14.33% (2)
12	Type of Reporting Person (See Instructions)
CO

(1) Number of shares is number of Class A Common Stock, par value US$0.01 per share ("Class A Common Stock") of Amneal Pharmaceuticals, Inc. (the “Issuer”).

(2) This percentage is calculated based on 114,695,481 Class A Common Stock outstanding as of May 4, 2018, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2018.

SCHEDULE 13G

CUSIP No.	03168L105

1	Names of Reporting Persons
Fosun International Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
16,438,356 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
16,438,356 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
16,438,356 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
14.33% (2)
12	Type of Reporting Person (See Instructions)
CO

(1) Number of shares is number of Class A Common Stock of the Issuer.

(2) This percentage is calculated based on 114,695,481 Class A Common Stock outstanding as of May 4, 2018, as reported in the Issuer’s final prospectus filed with the Commission on May 10, 2018.

Explanatory Note

This Amendment No. 1 to Schedule 13G (this “Amendment”) amends and restates in its entirety the Schedule 13G filed on May 14, 2018 (the “Original Schedule”), for the purpose of (i) correcting the outstanding number of Class A Common Stock of the Issuer used to calculate the percentage of the class of securities owned by the reporting persons in the Original Schedule; (ii) removing Fosun Industrial Co., Limited as a reporting person, as its beneficial ownership as of May 4, 2018 represented less than 5% of the Issuer’s outstanding Class A Common Stock; and (iii) reducing the number of shares held by Fosun International Limited as reported in the Original Schedule to reflect that Fosun International Limited does not have the power to vote or dispose of, or direct the voting or disposition of, any of the securities of the Issuer beneficially owned by Fosun Industrial Co., Limited. As of the date of this Amendment, there have been no changes to the beneficial ownership of the Reporting Persons (as defined under Item 2 below) since the date the Original Schedule was filed.

Item 1.

(a)	Name of Issuer:

Amneal Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

400 Crossing Boulevard

Bridgewater, NJ 08807

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Ambient Impact (HK) Limited (“Ambient Impact”), a company organized under the laws of Hong Kong and Fosun International Limited (“Fosun International”, together with Ambient Impact, the “Reporting Persons”), a company organized under the laws of Hong Kong.

Ambient Impact is an indirect wholly-owned subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Ambient Impact is Level 54 Hopewell Centre, 183 Queen’s Road East, Hong Kong. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title and Class of Securities:

Class A Common Stock of the Issuer

(e)	CUSIP No.:

03168L105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Common Stock that are beneficially owned by each Reporting Person as of May 4, 2018.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Common Stock that are beneficially owned by each Reporting Person as of May 4, 2018.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Common Stock that are beneficially owned by each Reporting Person as of May 4, 2018 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2018

AMBIENT IMPACT (HK) LIMITED

By:	/s/ XIE Yili
XIE Yili
Director

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated September 28, 2018 by and between Ambient Impact (HK) Limited and Fosun International Limited.